February 10, 2020

William Cai
Partner
Wilshire Phoenix Funds LLC
2 Park Avenue, 20th Floor
New York, NY 10016

       Re: United States Gold & Treasury Investment Trust
           Registration Statement on Form S-1
           Filed January 14, 2020
           File No. 333-235913

Dear Mr. Cai:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed January 14, 2020

Cover Page

1. Please revise the cover page to disclose the Trust's investment objective, as discussed elsewhere in the prospectus.
2. Please revise to include cover page risk disclosure regarding the impact of the use of leverage on your profits and losses.
3. Please revise to disclose the initial price per share that will be paid by the initial
       Authorized Participant(s). Please also identify the initial Authorized Participant(s) prior to effectiveness or advise.
4. Please revise to disclose the date that you expect the continuous offering to be completed.
       Please refer to Item 501(b)(8) of Regulation S-K.
 William Cai
FirstName LastNameWilliam Cai
Wilshire Phoenix Funds LLC
Comapany NameWilshire Phoenix Funds LLC
February 10, 2020
Page 2
February 10, 2020 Page 2
FirstName LastName
Prospectus Summary
Reports, page 10

5. Please include an estimate of rebalancing costs in the breakeven table or in a footnote thereto.
6. We note your disclosure on pages 10 and 70 that the Administrator shall post a trust report and monthly reports on a "below-referenced website." Please revise to clearly disclose the website to which you are referring.
Risk Factors, page 14

7. Please include a risk factor that discloses that futures-based investing is complex and risky and an investment in the Trust should be monitored consistently by investors.
8. Please add risk factor disclosure regarding the potential for tracking error.
The Shares may trade at a price which is at, above, or below the NAV per Shares..., page 15

9. Please revise to clarify the potential impact upon investors from the shares trading at a premium or discount to NAV.
The Trust's expenses, including Additional Trust Expenses (if any) and the Sponsor's Fee may adversely affect..., page 18

10. We note your risk factor disclosure that "[t]he Sponsor could choose to decrease the
         Sponsor's Fee in response to competitive pressures from other [emphasis added] digital currency financial vehicles similar to the Trust." Noting your disclosure, please supplementally advise whether you consider the Trust to be a digital currency financial vehicle. Also please revise your disclosure, here or elsewhere in your prospectus, to so clarify in greater detail, to the extent applicable.
Regulatory and exchange accountability levels may restrict the subscription process..., page 30

11. Please disclose the applicable accountability levels and position limits and discuss the likelihood that you will reach such thresholds.
The Trust's returns from futures trading will be affected by market conditions..., page 31

12. We note your risk factor on page 31 regarding the risks associated with contango and backwardation. Please revise to describe whether the market for gold futures contracts is or has been in contango or backwardation. Also please revise your prospectus summary to discuss contango and backwardation and the possible effects upon the Trust.
Description of the Trust
Management; Voting by Shareholders, page 45

13. We note your disclosure that "The Sponsor and all persons dealing with the Trust will be
 William Cai
FirstName LastNameWilliam Cai
Wilshire Phoenix Funds LLC
Comapany NameWilshire Phoenix Funds LLC
February 10, 2020
February 10, 2020 Page 3
Page 3
FirstName LastName
         entitled to act in reliance on any vote or consent which is deemed cast or granted pursuant to the negative consent provision and will be fully indemnified by the Trust in so doing." Please revise to discuss such negative consent provision in greater detail. Also please tell us what consideration you gave to including risk factor disclosure regarding such provision and how it may impact investors.
Description of the Index, page 46

14. We note your disclosure that the Index is based, in part, on the price of physical gold. Please add disclosure regarding the relationship between performance of the Trust and spot price performance for gold.
15. Please describe in more detail the components of the Index, in particular the weighting of each component to the overall Index.
The Gold Custodian, page 62

16. Please briefly describe any controls that are in place to ensure that your gold that is held by the Gold Custodian is safe.
The Commodity Broker, page 63

17. We note your reference to the Trust's transactions in swaps and forwards on page 63. To the extent applicable, please revise the cover page of the prospectus to describe if you are using swaps or forwards, to name the counterparty and describe the risk. We may have further comments.
Expenses, page 68

18. Please revise to clarify whether the Additional Trust Expenses includes the Trust's costs of rolling futures.
U.S. Federal Income Tax Considerations, page 81

19. We note your disclosure on page 82 that long-term capital gains recognized from the sale of "collectibles," including gold bullion, are taxed at a maximum rate of 28%, rather than the 20% rate applicable to most other long-term capital gains. Please revise to include summary and risk factor disclosure regarding the same.
20. Please tell us if investors will receive a Schedule K-1. If investors will receive a Schedule
         K-1, please expand your risk factor disclosure regarding the taxation of shareholders in the prospectus summary and risk factor sections. In particular, we note that Schedules K-
         1 are usually complex and involve the engagement by individuals of sophisticated tax experts.
General

21. To the extent you intend to use a fact sheet, please provide us with a copy for our review.
 William Cai
Wilshire Phoenix Funds LLC
February 10, 2020
Page 4
22. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
23. Please revise to include the disclosure required by Item 407(a) of Regulation S-K. To the extent you do not have a board of directors, please provide risk factor disclosure regarding your lack of a board of directors and audit committee.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or Michael
Volley, Staff Accountant, at (202) 551-3437 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin, Staff Attorney, at (202) 551-
3552 or Sandra Hunter Berkheimer, Legal Branch Chief, at (202) 551-3758 with any other questions.



FirstName LastNameWilliam Cai                                  Sincerely,
Comapany NameWilshire Phoenix Funds LLC
                                                               Division of
Corporation Finance
February 10, 2020 Page 4                                       Office of
Finance
FirstName LastName